77B Accountant's Report on Internal Control



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Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116-5072

                         REPORT OF INDEPENDENT AUDITORS


To the Shareholders and the Board of Trustees of Columbia Acorn Trust.


In planning and performing our audit of the financial statements of Columbia Acorn Fund, Columbia Acorn International, Columbia Acorn USA, Columbia Acorn International Select, Columbia Acorn Select and Columbia Thermostat Fund (the "Funds") comprising the Columbia Acorn Trust for the year ended December 31, 2003 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and to comply with the requirements of Form N-SAR, not to provide assurance on internal control.

The management of the Funds is responsible for establishing and maintaining internal control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls. Generally, controls that are relevant to an audit pertain to the entity's objective of preparing financial statements for external purposes that are fairly presented in conformity with accounting principles generally accepted in the United States. Those controls include the safeguarding of assets against unauthorized acquisition, use, or disposition.

Because of inherent limitations in internal control, error or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that it may become inadequate because of changes in conditions or that the effectiveness of the design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control and its operation, including controls for safeguarding securities, that we consider to be material weaknesses as defined above as of December 31, 2003.

This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



 /s/ ERNST & YOUNG LLP
Chicago, Illinois
February 6, 2004



77E Legal Proceedings

         Vogeler v. Columbia Acorn Trust, et al.,
         Circuit Court of the Third Judicial Circuit,
         Madison County, Illinois, Cause No. 03-L-1550

On November 13, 2003, the above-captioned lawsuit was filed against Columbia Acorn Trust (the "Trust") and its investment adviser, Columbia Wanger Asset Management LP ("Columbia WAM"), in the Circuit Court of the Third Judicial Circuit, Madison County, Illinois, seeking certification of a plaintiff class consisting of all persons in the United States who held shares in Columbia Acorn International Fund (the "International Fund") for a period of more than 14 days during the five years prior to and through the filing of the lawsuit. The suit seeks compensatory and punitive damages, as well as interest, costs and attorney's fees. The lawsuit alleges, in summary, that the Trust and Columbia WAM exposed International Fund shareholders to trading by market timers by allegedly (a) failing to properly evaluate daily whether a significant event affecting the value of International Fund's securities had occurred after foreign markets had closed but before the calculation of the Fund's net asset value ("NAV"); (b) failing to implement International Fund's portfolio valuation and share pricing policies and procedures; (c) allowing portfolio valuation and share policies and procedures that benefited market timers at the expense of long-term shareholders; and (d) failing to know and implement applicable rules and regulations concerning the calculation of NAV.

         Kelso v. Columbia Acorn Trust, et al.,
         United States District Court for the Southern District of Illinois Docket No. 03-769 (NJR)

On November 19, 2003, the above-captioned lawsuit was filed against the Trust and Columbia WAM in the United States District Court for the Southern District of Illinois, seeking certification of a plaintiff class consisting of all persons in the United States who held shares in the International Fund for a period of more than 14 days, without any stated limitation on the duration of the class period. The suit seeks compensatory and punitive damages, as well as interest, costs and attorney's fees. This suit contains allegations and counts similar to those described above, and also includes an additional count under
Section 36(a) of the Investment Company Act of 1940.

The Trust, on behalf of International Fund, and Columbia WAM intend to defend both suits vigorously. The Trust does not believe that the pending actions will have a material adverse affect on the financial statements of any series of the Trust, and Columbia WAM does not believe that the pending actions will have a material adverse affect on its ability to perform under its contracts with the series of the Trust.

         Dukes v. Columbia Acorn Fund, et al., United States District Court, District of Massachusetts

On February 13, 2004, the above-captioned lawsuit was filed against the Trust, Columbia WAM and various other Columbia entities, seeking certification of a plaintiff class consisting of all persons who purchased or otherwise acquired shares of any of the funds in the Columbia family of funds ("Columbia Funds") between February 13, 1999 and January 14, 2004 and who were damaged thereby. The suit seeks compensatory damages, rescission of investment advisory contracts with Columbia Management Advisors ("CMA") and Columbia WAM, and reimbursement of all fees paid to CMA and Columbia WAM. The suit alleges that favored customers were permitted to market time their trades in certain Columbia Funds in exchange for substantial fees and other remuneration. Specifically, the suit alleges: (1) violations of Section 11 of the Securities Act of 1933 (the "Securities Act") by the Columbia Funds; (2) violations of Section 15 of the Securities Act by FleetBoston Financial Corp. ("Fleet"), CMA, Columbia WAM and Columbia Funds Distributor, Inc. ("CFDI"); (3) violations of Section 10(b) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 10b-5 thereunder by all of the defendants; (4) violations of Section 20(a) of the Exchange Act against Fleet, CMA, Columbia WAM, CFDI and the Columbia Funds; and (5) violations of
Section 206 of the Investment Advisers Act of 1940 by CMA and Columbia WAM.